Exhibit 99.1

Transformational Science Advancing Oncology

Disclaimer This presentation contains forward - looking statements about BeyondSpring Inc. (“BeyondSpring” or the “Company”). Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our This presentation contains forward - looking statements about BeyondSpring Inc. (“BeyondSpring” or the “Company”). Forward looking statements are based on our management’s beliefs and assumptions and on information currently available to our management, including those described in the forward - looking statements and risk factors sections of the Company’s 20 - F and other filings wi th the SEC, which are available on BeyondSpring’s Investor Relations website. Such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects ,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these ter ms or other comparable terminology. Forward - looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates and our research and development programs; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potent ial safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candida tes and market adoption of our product candidates by physicians and patients; and (v) the timing or likelihood of regulatory filings and approvals. Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future.

Investment Highlights Neutropenia Prevention NSCLC Business Highlights Summary Agenda

4 BeyondSpring Inc. (BYSI) – NASDAQ IPO 3/9/2017 IPO & Concurrent Private Placement: $54.3 M Investors: HuaRong , $150 B fund, Largest Asset Management Co. in China; Sangel , top 10 Biotech Focused Fund in China; Fosun , $70 B Investment Conglomerate.

5 Investment Highlights Plinabulin （ Phase 3 Late Stage ） • New IO Target GEF - H1, New Chemical Structure ； • Strong Patent Portfolio: Patent Granted in 34 countries Efficient Model • One global trial to achieve potential approval in two of the largest pharmaceutical markets in the world: US and China; • Less money to be raised for less dilution to investors Near - term Catalysts • Lead Asset Plinabulin already in two global registrational trials in two large cancer indications, with catalysts in 6 - 12 months

6 Seasoned Leadership Team – Brought 30 drugs to Market Lan Huang, PhD: Co - Founder, Chairman & Chief Executive Officer • Co - founded clinical CRO Paramax and spearheaded its sale to global CRO RPS, Co - founded Wuxi MTLH Biotech, and sold self - designed peptide drug China rights to Shanghai Pharmaceutical company • Board member of Oncology Drug Review Board of China Pharma Assoc. • “Thousand Talent Innovator Award” Drug development recognition from the President of China Ramon Mohanlal, MD, PhD: Executive Vice President; Chief Medical Officer • More than 20 years experience in strategic drug development, including executive positions at GSK and Vertex • Head of Established Products Oncology for Novartis G. Kenneth Lloyd, PhD: Chief Scientific Officer • Greater than 45 years experience in Pharma Industry drug discovery and development • Executive & Scientific positions at Roche; Synthelabo, Wyeth - Ayerst, SIBIA, and Nereus Gordon Schooley, PhD: Chief Regulatory Officer • Executive for more than 20 years leading clinical and regulatory affairs • Executive & Regulatory positions at SkyePharma, Alliance Pharmaceutical and Pacira Pharma Richard Brand, MBA: Chief Financial Officer • 20 years of investment banking experience and 12 years of institutional investment manager experience • CFO experience in growth companies, including a $6 billion public company

Pipeline Overview

Plinabulin

Program	Preclinical	Phase 1	Phase 2	Phase 3	Status
Prevention of Neutropenia (in chemo induced Neutropenia) Study 105 (docetaxel)					**IND Initiation 1Q 2017** First Data Readout: 2H 2017
Study 106 (TAC)					First Data Readout: 1H 2018
NSCLC: Measurable lung tumor (+ Docetaxel)					**Initiation 2Q 2016** Readout: 1Q 2018 (interim)
PD-L1+ (+ Nivolumab)					**Initiation 2H 2016** Readout: 2017
KRAS Mutant (+ Docetaxel)					**Initiation 2017**
Metastatic Brain Tumor (+ Radiation)					**Initiation 2017**
IO Compound BPI-002 (T-cell activation)					**Preclinical**
IO Compound BPI-003 (IKK inhibitor)					**Preclinical**
IO Compound BPI-004 (Neo-Antigen)					**Preclinical**
Fred Hutchinson Collaboration (Ubiquitination technology platform)					**Preclinical**

Note:

- All drug candidates are wholly owned

7

8 Investment Highlights Neutropenia Prevention NSCLC Business Highlights Summary

9 Plinabulin Dendritic Cell Neutropenia Prevention Effects Plinabulin’s New IO Target: GEF - H1 JNK Activation Rho Activation Immune – Related Anticancer Effects Plinabulin Kashyap A et al. Keystone Meeting ， Mar. 2017 Wang Y et al. FEBS J. 2016; 283: 102 - 111 300 derivatives

10 Patients included: 2 nd /3 rd line NSCLC, stage 3b/4 n=163 Docetaxel 75mg/m 2 n=55 Docetaxel 75mg/m 2 + Plinabulin 30mg/m 2 n=50 Docetaxel 75mg/m 2 n=18 Docetaxel 75mg/m 2 + Plinabulin 20mg/m 2 n=40 Cohort 1: 30mg/m 2 Cohort 2: 20mg/m 2 Endpoints: • Primary: Overall Survival (OS) • Safety (includes Neutrophil count) Completed by Nereus – CRO Quintiles; >70% US+ Western Patient Population; Randomized Phase 2 portion of Phase 1/2 trial Plinabulin + Docetaxel in NSCLC: Phase 1/2 Trial

11 Severe Neutropenia after Docetaxel Monotherapy Source: Quartino et al Invest New Drugs 2012; 30:833 - 845 • Severe Infections • Sepsis • Hospitalizations • High Mortality Cycle 1 DAYS Day 8

12 Phase 2 Data: Presented at ASH Meeting (Dec. 2016) 20162016 Data of Phase 2 Plinabulin ITT, cohorts 20 mg and 30 mg with lab values x Effect of Plinabulin dose on cycle 1 day 8 Plinabulin 20 mg/m 2 vs Docetaxel: p - value < 0.0001 Plinabulin 30 mg/m 2 vs Docetaxel: p - value < 0.0001 Plinabulin 20 mg/m 2 vs. 30 mg/m 2 : p - value = 0.41 * ANC normal range: 2 - 5 x 10 9 cells/L **Grade 4 neutropenia ***Y axis: unit 10 9 cells/L n=65 n=39 n=47 * *** * Adverse events Plinabulin + Docetaxel (DP, n=90) Docetaxel (D, n=73) Sepsis 0% 3.6 % Severe infections 0% 3.6 % Docetaxel dose reduction due to toxicity 6.7% 19.2 % Safety (ITT, 20 mg + 30 mg cohorts) **

Plinabulin Significantly Reduces Severe Neutropenia of Docetaxel

Dr. Blayney, Neutropenia Phase 3 PI: Stanford Professor, Founding member of NCCN guidelines for neutropenia management

Phase 2 Data:
Cycle 1 Day 8 (Neutrophil NADIR)



Grade 4 Neutropenia +/- Standard Error of the Mean
0.40
0.30
0.20
0.10
0.00
P < 0.0003*
Docetaxel
Plinabulin 20 mg/m2
Plinabulin 30 mg/m2

n=65 Docetaxel	n=39 Docetaxel + Plinabulin 20mg/m2	n=47 Docetaxel + Plinabulin 30mg/m2

Grade 4/Severe Neutropenia: ANC < 0.5 x 10^9 cells/L
* Plinabulin + Docetaxel vs. Docetaxel

13

14 Estimated DSN Based on Nadir Day 8 Mean DSN: 1.1 days Docetaxel Monotherapy 0 1 2 3 4 Mean DSN: 0.065 days Plinabulin + Docetaxel Projected DSN

Product Differentiation: Plinabulin vs. G-CSF

Percentage of Patients Experiencing Grade 3 and 4 Neutropenia†					
Neutropenia	Docetaxel 100 (n=49)*	Docetaxel 100 + G-CSF (n=60)**	Docetaxel 75 (n=55)*	Docetaxel 75 (n=51)***	Docetaxel 75 + Plinabulin (n=81)***
Grade 3/4	85.7%	41%	67.3%	66.7%	**11.5%**

The above data form the basis of our belief that Plinabulin may be as effective as G-CSF for the prevention of docetaxel-induced grade 3/4 Neutropenia

† **We have not conducted head-to-head trials of G-CSF and Plinabulin in combination with docetaxel for the prevention of docetaxel-induced grade 3 and 4 neutropenia. As a result, the data derived from these separate clinical trials may not be comparable and would not form a basis for marketing Plinabulin, if approved.**

* Shepherd et al J Clin Oncol 2000;18:2095-2103.

** Alexopoulos Cancer Chemother Pharmacol 1999;43:25.

*** Phase 2 portion of our Phase 1/2 trial described above

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# Plinabulin Prevents Multiple Chemo's Neutropenia in Rat Neutropenia model

## Docetaxel

**Effect of Plinabulin on Docetaxel-Induced Neutropenia in Rat Blood 48 h. post Dosing (Docetaxel 1 h. prior to Plinabulin)**



p= 0.0355; n=5 per group
ANC (10³ cells/µL)
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Control
Docetaxel 15 mg/kg ip
Plinabulin 7.5 mg/kg ip
Plinabulin + Docetaxel

## Cyclophosphamide

**Effect of Plinabulin on Cyclophosphamide-Induced Neutropenia in Rat Blood 48 h. post Dosing (Cyclophosphamide 1 h. prior to Plinabulin)**



p= 0.0494; n=5 per group
ANC (10³ cells/µL)
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Control
Cyclophosphamide 12.5 mg/kg ip
Plinabulin 7.5 mg/kg ip
Plinabulin +Cyclophosphamide

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17 Plinabulin Neutropenia Program: Two Studies Study 105 Design : Non - Inferiority (Docetaxel) Study Protocol Title (BPI - 2358 - 105 ) : A Phase 2 / 3 , Multicenter, Randomized, Double Blind, Study to Evaluate Duration of Severe Neutropenia (DSN) with Plinabulin Versus Pegfilgrastim in Patients with Solid Tumors Receiving Docetaxel Myelosuppressive Chemotherapy  IND submitted to FDA on Dec . 20 , 2016 . Study 106 Design : Superiority (TAC) Study Protocol Title (BPI - 2358 - 106 ) : A Phase 2 / 3 , Multicenter, Randomized, Double Blind, Study to Evaluate Duration of Severe Neutropenia (DSN) with Plinabulin Versus Pegfilgrastim in Patients with Breast Cancer Receiving Myelosuppressive TAC Chemotherapy INDICATION : We are currently conducting clinical trials of Plinabulin for concurrent administration with a myelosuppressive chemotherapeutic regimen in patients with non - myeloid malignancies for the prevention of chemotherapy induced neutropenia .

18 Study 105 Design: Docetaxel Neulasta 0.6 mg/m 2 (n=10) Plinabulin 5 mg/m 2 (n=10) Plinabulin 10 mg/m 2 (n=10) Plinabulin 20 mg/m 2 (n=10) Arm 1 Arm 2 Arm 3 Arm 4 Phase 2 Portion Phase 3 Portion Interim Analysis at n=50/Arm  Primary Endpoint: DSN in Cycle 1  N on - Inferiority Margin: 0.65 days Plinabulin 20 mg/m 2 * (n=77) *Current Recommended Phase 3 Dose Docetaxel in patients with NSCLC, breast cancer and prostate cancer Neulasta 0.6 mg/m 2 (n=77) Primary Endpoint • DSN in cycle 1 Secondary Endpoints:  Incidence of : (1) Grade 4 neutropenia ; (2) Febrile Neutropenia ; (3) Infection ; (4) antibiotic use ; (5) docetaxel dose change  Incidence and duration of hospitalization due to Febrile Neutropenia  Incidence, occurrence, and severity of bone pain

19 Neulasta 0.6 mg/m 2 (n=20) Plinabulin 10 mg/m 2 (n=20) Plinabulin 20 mg/m 2 (n=20) Arm 1 Arm 2 Arm 3 Phase 2 Portion Phase 3 Portion Final Analysis at n=60/Arm Sequential Analysis (DSN cycle 1)  Non - Inferiority  Superiority Neulasta 0.6 mg/m 2 (n=60) Plinabulin 20 mg/m 2 (n=60) *Current RP3D Numeric Results for Testing the Difference Between Two Poisson Rates Alternative Hypothesis: Two - Sided Group 1: Control Test Statistic: Large - Sample Group 2: Treatment Grp 1 Grp 2 Event Event Rate Rate Diff Ratio Power N1 N2 N λ1 λ2 λ2 - λ1 λ2/λ1 Alpha 0.90248 53 53 106 1.20 0.60 - 0.60 0.5000 0.050 0.90051 80 80 160 1.20 0.70 - 0.50 0.5833 0.050 0.90096 246 246 492 1.20 0.90 - 0.30 0.7500 0.050 Statistics for Superiority in Phase 3 Portion Study 106 Design: TAC

20 Plinabulin Compared to G - CSF Development Plan : • Indication for use : Prevention of chemotherapy induced neutropenia • Same primary efficacy : Duration of Severe Neutropenia (DSN) in Cycle 1 • Near identical clinical study designs • Similar sample sizes Clinical Data Summary Section : • BPI - 2358 - 105 : Non - inferior DSN to Neulasta (docetaxel moderate Neutropenia) • BPI - 2358 - 106 : Superior DSN to Neulasta (TAC severe Neutropenia) • Safety database includes studies 105 and 106 and NSCLC P 1 , P 2 , and P 3 Plinabulin NDA Data Package

21 Plinabulin: Differentiated from G - CSF in Neutropenia Prevention In 2015 Chemo - Induced Neutropenia was a $7.3 Billion Market G - CSF Bone pain in > 20% of patients Administered 24 hours after chemo G - CSF biologics/biosimilars mostly used in the high risk FN segment and limited in use by side effects Plinabulin Bone pain in < 4% of patients Can be dosed 1 hour after chemo Small molecule alternative with potential to be used in lower risk FN segments due to lower side - effect profile

22 Near Term Opportunity: Neutropenia Q1 2017 Study Initiated H2 2017 First Data Readout H1 2018 Interim Analysis Non - Inferiority H1 2019 Final Readout Non - Inferiority H1 2017 Study Initiated H1 2018 First Data Readout H1 2019 Final Readout Superiority Study 105 (Docetaxel) Phase 2/3 Study 106 (TAC) Phase 2/3

23 General Overview Neutropenia Prevention NSCLC Business Highlights Summary

24 Phase 2 Data: Oral Presentation at ASCO - SITC Meeting (Feb.2017) Plinabulin + Docetaxel (DN) Docetaxel (D) N =38 N=38 mOS 11.3 M 6.7 M P = 0.29 ORR 18.4% 10.5% Durable Response and Extended Survival Benefit of 4.6 Months

25 Docetaxel + Plinabulin NSCLC: Phase 3 Trial Design Patient Criteria: • Patients with at least 1 measurable lung lesion • PD - 1/PD - L1 antibody failures (stratified) • EGFR wild type, mutations not eligible; no restriction on histology • One prior platinum - based chemotherapy; no restriction on biological therapy • SAP Plan: KRAS mutant subgroup; PD - L1 expression subgroup; tumor size subgroup; prior treatment include PD - 1/PD - L1 or not Patients, n=550 2 nd /3 rd Line NSCLC 1:1 Randomization Docetaxel 75mg/m 2 Docetaxel 75mg/m 2 + Plinabulin 30mg/m 2 Endpoints: • Primary: Overall Survival • Secondary: Neutropenia prevention, DOR, QoL Questionnaires, RR, PFS

26 PI for China Dr. Yan Sun: Trained at MD Anderson, lead investigator for Phase 3 trials of approved lung cancer drugs. China contributes 80% of 550 patients. CRO for global trial ICON : same CRO for Afatinib, phase 3 trial with 72% data from China Ongoing Global Phase 3 NSCLC Trial Plinabulin ： EGFR wild type NSCLC （ 90% Western, 70% Asian ）

27 Neutropenia Results in Phase 3 NSCLC Trial Phase 3 NSCLC Trial Confirming Neutropenia Results on a Prospective Basis

Plinabulin + Nivolumab for NSCLC

Pre-Clinical

Animal studies provide indications of an immune MOA, which primarily acts through activation and proliferation of tumor antigen-specific CD4 T-cells, a white blood cell active in immune responses.

Combo of Plinabulin and PD-1 antibody in immune competent breast cancer model



Tumor Volume mm3
1000
800
600
400
200
0
0
10
20
30
40
Days
Untreated
Vehicle Control
Plinabulin (7.5 mg/kg) i.p
anti-PD1 (12.5 mg/kg) i.p
Plinabulin + anti-PD1

Breast cancer model
- Dr. Zippelius Lab at Univ. of Basel

Clinical

U.S. Immuno-Oncology Trial Overview (Investigator Initiated IND)

- Clinical sites: UCSD and Fred Hutchinson
- Patient: $2^{nd}/3^{rd}$ line NSCLC
- Timeline: 2H 2016 initiation, **safety and biomarker read-out in 4Q 2017**

UCSD Trial Design:

- 28 days per cycle
- Plinabulin (IV): Day 1, 8, 15
- Nivolumab (IV): Day 1, 15

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29 Clinical Program of Plinabulin in NSCLC Efficacy Synergy of Plinabulin with Standard of Care Therapies Plinabulin + Docetaxel* • PD - L1 - in 2 nd Line (50%) • PD - 1/PD - L1 failed patients in 3 rd line (80%) Phase 3: 550 patients to be enrolled Goal: Efficacy Synergy and Better Safety Plinabulin + PD - 1 Antibody** • PD - L1+ Phase 1/2 study started at UCSD Goal: Efficacy Synergy similar to PD - 1+ CTLA - 4 Antibodies, but Safer * Combination with Docetaxel in all docetaxel approved indications including NSCLC, gastric cancer, breast cancer, head and nec k cancer, and prostate cancer ** Combination with PD - 1/PD - L1 AB in PD - 1 approved indications including NSCLC, melanoma, renal cancer, Hodgkin’s lymphoma, head and neck cancer, and urothelial carcinoma

30 NDA Plan for NSCLC (Plinabulin + Docetaxel) Current 550 patients to be enrolled Q1 2018 Interim Analysis Q1 2019 Final Analysis

31 Investment Highlights Neutropenia Prevention NSCLC Business Highlights Summary

32 Uniquely Positioned to Access to Large China Market Plinabulin is eligible for category 1 new drug approval in China, which will accelerate NDA review process and present the opportunity for early launch in China : • Innovative drug not approved elsewhere • Will manufacture in China for China market • Received Phase 3 CTA from the CFDA • BeyondSpring CEO status as “Thousand Talent Innovator Award” allows additional expedited approval High approval rate of category 1 oncology drugs developed by Chinese companies after receiving Phase 3 CTA : • e.g., Icotinib (Betta Pharma) and Chidamide (Chipscreen)

33 Financial Overview Utilizing existing cash and IPO proceeds to pursue clinical development plan through 2019 • Completion of Plinabulin + docetaxel Phase 3 for NSCLC • Completion of two Phase 2/3 trials Plinabulin + chemo for prevention of neutropenia • Completion of two Plinabulin + nivolumab Phase 1/2 for NSCLC • Phase 2 trial of Plinabulin + PD - 1 Antibody for NSCLC • Other pipeline assets

34 Investment Highlights Neutropenia Prevention NSCLC Business Highlights Summary

35 Company Catalysts 6 Months 12 - 18 Months 24 - 30 Months P3 Final • Neutropenia • NSCLC IND submission • P3 PD - 1 Combo • BPI - 004 [IO] • Fred Hutchinson collaboration asset P3 Interim • Neutropenia • NSCLC Data • PD - 1 Combo IND submission • BPI - 002 [IO] P2 Data • Neutropenia

36 Thank You! Contact: Lan Huang, Ph.D. lhuang@beyondspringpharma.com BeyondSpring Inc. 28 Liberty Street, 39 th Floor, New York, NY 10005 Tel : 646 - 305 - 6387 | Fax : 646 - 219 - 9660

37 Addendum

38 Additional Assets • Fred Hutchinson will provide up to six new projects per year for five years as potential ground - breaking cancer treatment or diagnostics options for license to BeyondSpring. • Ubiquitination Technology: One approach is using a “molecular glue” to bind ubiquitin ligase to the target E3 ligase for oncogenes; collaborating with Dr. Zheng, HHMI Investigator, University of Washington. Fred Hutchinson Collaboration • BPI - 002: A small molecule co - stimulation agent that activates CD4 and CD8 T cells; can be alternative to CTLA - 4 inhibitors, when combined with PD1/PD - L1 inhibitors. • BPI - 004: A small molecule that induces neoantigens (immunogens) in tumors that previously were not immunogenic. More than 50% of human cancers are not immunogenic and therefore do not respond to PD1/PD - L1 inhibitors. By making these tumors immunogenic with BPI - 004, these cancers become responsive to PD1/PD - L1 inhibitors. IO – Internal Assets

39 Robust Patent Estate ▪ 72 granted Composition and Usage Patents for Plinabulin in 34 countries through 2025 ▪ 5 additional US provisional global patent applications pending with the potential for protection to 2036 ▪ Composition of matter patent to 2025 (up to 2030 with possible patent term extension)

Safety Data (Phase 2, NSCLC, Well Tolerated)

Common (>=20%) AEs (% Grade 1-4;% Grade 3-4)

	30 D (n=55)	30 DP (n=50)	20 D (n=18)	20 DP (n=40)
Nausea	44;0	48;4	22;0	40;0
Fatigue	40;11	52;4	39;6	30;3
Diarrhea	33;4	58;8	33;11	35;5
Constipation	33;0	36;0	17;6	28;0
Anorexia	31;0	34;0	39;0	25;3
Pyrexia	29;2	30;0	17;0	23;0
Vomiting	22;0	34;4	33;6	35;0
Cough	33;0	22;0	28;0	33;0
Alopecia	29;0	28;0	44;0	25;0
Dyspnea	24;13	22;4	28;17	28;5
Neutropenia	**36;27**	**8;8**	**22;22**	**8;5**
Myalgia	22;0	22;2	11;0	8;0
Anemia	16;2	24;8	17;0	20;5
Asthenia	**26;4**	**8;2**	**28;6**	**20;13**
Headache	9;0	22;0	17;0	26;3
Dizziness	6;0	22;0	17;0	5;0
Hypokalemia	2;1	20;0	11;0	5;5
Leukopenia	9;5	6;2	22;22	7;0
Tachycardia	4;0	14;0	22;0	5;0
Arthralgia	11;0	14;0	22;0	15;0
Transient Hypertension	**4;0**	**32;20**	**6;0**	**23;5**

40

41 Study 105 Design: Docetaxel Neulasta 0.6 mg/m 2 (n=10) Plinabulin 5 mg/m 2 (n=10) Plinabulin 10 mg/m 2 (n=10) Plinabulin 20 mg/m 2 (n=10) Arm 1 Arm 2 Arm 3 Arm 4 Phase 2 Portion Phase 3 Portion Interim Analysis at n=50/Arm  Non - Inferiority margin 0.65 days Primary Endpoint: DSN in cycle 1 Plinabulin 20 mg/m 2 * (n=77) *Current Recommended Phase 3 Dose Power N1 N2 N Mean1 Mean2 S1 S2 Alpha 0.84923 77 77 154 0.600 1.000 0.60 1.00 0.025 Details when Spending = O'Brien - Fleming, N1 = 77, N2 =77, S1 = 0.60, S2 = 1.00, Diff = - 0.400 Lower Upper Nominal Inc Total Inc T otal Look Time Bndry Bndry Alpha Alpha Alpha Power Power 1 0.65 2.54692 0.005 0.005 0.005 0.45210 0.452 2 1.00 1.98958 0.023 0.020 0.025 0.39713 0.849 Statistics for Non - Inferiority in Phase 3 Portion Docetaxel in patients with NSCLC, breast cancer and prostate cancer Neulasta 0.6 mg/m 2 (n=77)